Exhibit 99.94

Cybin Announces Completion of its 51st Pre-Clinical Psychedelic Molecule

Study

TORONTO--(BUSINESS WIRE)--June 22, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced the completion of its 51st pre-clinical study as it continues to progress its proprietary psychedelic molecules into Investigational New Drug ("IND")-enabling studies.

The Cybin Research and Development team has completed its 51st in-vitro and in-vivo evaluation of Cybin's growing number of psychedelic compounds being designed for potential therapeutic applications for a number of mental health objectives. To date, more than 50 novel compounds have been evaluated through collaborations with experienced Contract Research Organizations for pharmacokinetic properties, metabolic stability, receptor binding, and safety in order to identify preferred candidates for further development.

To date, 1 clinical candidate, CYB001 and 3 development candidates, CYB002, CYB003 and CYB004, from the tryptamine family, have been nominated and are advancing towards clinical evaluations in Major Depressive Disorder, Alcohol Use Disorder and Anxiety. Novel compounds from the ongoing research programs have also been evaluated both in-vivo and in-vitro and have the potential to provide highly differentiated future candidates.

Cybin's continued development thesis is based on the need to create commercially viable drugs. These programs support the company's clinical goals, including decreasing the onset time of the therapeutic window, which would entail maximum convenience for the treating therapist and the patient.

"These experiments greatly expand our understanding of the potential therapeutic value of the studied compounds and further demonstrate Cybin's strong research and development capabilities," said Doug Drysdale, Cybin's CEO.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com